UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 10, 2002

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Re: Dominion Resources, Inc.
Incoming letter dated December 27, 2001

Dear Ms. Wilkerson:

This is in response to your letters dated December 27, 2001 and February 1, 2002 concerning the shareholder proposal submitted to Dominion Resources by the United Brotherhood of Carpenters and Joiners of America. We also have received letters from the proponent dated January 18, 2002 and February 5, 2002. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Douglas J. McCarron
United Brotherhood of Carpenters
and Joiners of America
101 Constitution Avenue NW
Washington, DC 20001

Patricia A. Wilkerson
Vice President and Corporate Secretary
120 Tredegar Street, Richmond, VA 23219
Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion[SM]

December 27, 2001

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Dominion Resources, Inc. - Omission of Shareholder Proposal under SEC Rule 14a-8(i)(2) – Violation of Law; Rule 14a-8(i)(6) – Absence of Power/Authority; Rule 14a-8(i)(7) – Management Functions.

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") respectfully requests that the staff of the Division of Corporation Finance concur with our view that we may omit the shareholder proposal and supporting statement referred to below and attached as Exhibit A (the "Proposal") from our proxy statement for our 2002 Annual Meeting of Shareholders pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended. Dominion also requests that the Staff indicate that it will not recommend any enforcement action to the Securities and Exchange Commission if Dominion omits such Proposal from its proxy statement.

The Proposal

The Proposal is from Mr. Douglas J. McCarron on behalf of the United Brotherhood of Carpenters and Joiners of America (the "Fund"). The Fund is a shareholder of Dominion. The Proposal includes a resolution requesting the board of directors to adopt a policy "stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

Dominion believes that it may omit the Proposal under (i) Rule 14a-8(i)(2) because the Proposal if implemented would require Dominion to violate certain federal laws; (ii) Rule 14a-8(i)(6) because Dominion lacks the power or authority to implement the proposal; and (iii) Rule 14a-8(i)(7) because the Proposal deals with management functions.

Discussion

A. The Proposal is Excludable under Rule 14a-8(i)(2)

Rule 14a-8(i)(2) permits a company to exclude a shareholder proposal from its proxy materials if the proposal would, if implemented, cause the company to violate any federal law to which the company is subject. The Proposal requests that Dominion adopt a policy that we will not retain our independent auditors to perform non-audit services. The implementation of such a policy would result in the violation of various federal laws to which Dominion is subject.

As a company with securities that are publicly held, Dominion is subject to both the Securities Act and the Exchange Act and any rules and regulations promulgated by the Commission pursuant to these Acts. There are various instances in which these rules require Dominion to use its independent auditors to perform services that would be considered "non-audit." An example of a non-audit service required by Commission rules to be performed by Dominion's independent auditors is work in connection with a registration statement. As indicated by the Commission staff in its notice dated January 16, 2001 concerning the application of certain revised rules on auditor independence, fees billed for work performed by a company's independent auditors in connection with registration statements are not considered audit fees. However, pursuant to Rules 436 and 439 of the Securities Act, the independent auditors are required to provide, and Dominion must file with its registration statements, a consent by the independent auditors to the use of their reports concerning Dominion's financial statements. These consents are required when Dominion either quotes or summarizes the auditor's report, or incorporates the report by reference, in a registration statement. Most of the registration statement forms that Dominion is likely to use in connection with the issuance of its securities (Forms S-3, S-8 and S-4) require the incorporation by reference of the auditor's most recent report. Therefore, Dominion is required under federal securities laws to use its independent auditors for non-audit services.

In addition to requirements under federal securities laws, Dominion is subject to the requirements of the Natural Gas Act and the Federal Power Act. Each of these Acts requires Dominion to retain an independent certified public accountant to certify that certain filings made with the Federal Energy Regulatory Commission comply with the Uniform System of Accounts and published accounting releases. Under the Natural Gas Act, all natural gas companies, which would include one of Dominion's consolidated subsidiaries, are required

to secure the services of an independent certified public accountant to test compliance in all material respects of those schedules that are required to be filed with the Annual Report, Form No. 2. 18 C.F.R. § 158.10 (2001). A report of the independent public accountant certifying compliance of the relevant schedules with the Uniform System of Accounts and accounting releases must be filed each year with this Annual Report. 18 C.F.R. § 158.11 (2001). The schedules include a comparative balance sheet, statement of income, statement of retained earnings and statement of cash flows. *See* Instructions for Filing the FERC Form 2. Similarly, under the Federal Power Act, all public utilities such as Dominion must retain the services of an independent certified public accountant to test compliance of those schedules required to be filed with the Annual Report, Form No. 1. 18 C.F.R. § 41.10 (2001). A similar certification by the independent certified public accountant must be filed with the Annual Report, Form No. 1. 18 C.F.R. § 41.11 (2001). The compliance tests performed, and reports required to be filed, pursuant to the Natural Gas and the Federal Power Acts would be considered non-audit fees.

If Dominion adopts the policy requested by the Proposal, it would be prohibited from engaging its auditors to perform the services required by the federal laws discussed above. As a result, the Proposal if implemented would cause Dominion to violate federal law, and must be excluded pursuant to Rule 14a-8(i)(2).

B. The Proposal is excludable under Rule 14a-8(i)(6).

Rule 14a-8(i)(6) permits a company to exclude a shareholder proposal from its proxy materials if the company would lack the power or authority to implement the proposal. Dominion believes that the Proposal is excludable because Dominion does not have the authority to implement it.

Under Virginia law, all corporate powers are exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitations set forth in the articles of incorporation. Va. Code Ann. Section 13.1-673. Dominion's Articles of Incorporation do not limit the authority granted to the Board of Directors pursuant to Virginia law. In exercising the authority granted under Virginia law, directors are required to discharge their duties in accordance with their good faith business judgement of the best interests of the corporation. Va. Code Ann. Section 13.1-690.

If the Board adopts a policy to not use Dominion's independent auditors for non-audit functions, Dominion would not be able to comply with applicable federal laws as discussed above. Dominion also would not be able to meet certain contractual obligations or to comply with certain industry standards if it adopted such a policy. For instance, Dominion is required by industry practice to deliver comfort letters from our auditors to our underwriters or placement agents, as applicable, when we engage in a public or private offering of our debt or equity securities. These letters give these other transaction participants who may have liability under the securities laws in connection with the offering negative assurances from our auditors concerning (i) their review of any unaudited interim financial statements released by us since the last audited financial statements, (ii) whether, based on certain specific additional reviews and inquiries made, certain changes in our financial condition have occurred since the last interim statements and (iii) whether, based on their reviews, they are aware of any material modifications that should be made in previous financial statements. Likewise, we frequently provide comfort in the form of oral or written assurances from our auditors during the due diligence process when we sell a unit or subsidiary or engage in a business combination. None of these activities are considered audit services, and therefore would be prohibited under the proposed policy. However, even if we were to engage another firm to perform these functions on our behalf, it would be difficult or impossible to do so without the involvement of our independent auditors.

The Board of Directors would not have the authority under Virginia law to adopt a policy that would (i) require Dominion to violate certain laws; (ii) make it practically impossible to engage in any financing activities involving our securities and (iii) make it difficult or impossible to comply with due diligence requests required to consummate certain business transactions, because such a policy could not be considered in the best interests of the shareholders. Therefore, Dominion intends to omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(6).

C. The Proposal is Excludable under Rule 14a-8(i)(7).

Dominion believes the Proposal may be excluded from its proxy materials under Rule 14a-8(i)(7) of the Exchange Act which allows a company to exclude from its proxy materials proposals that deal with matters relating to Dominion's ordinary business operations.

In Release No. 34-40018 (the "Release"), the Commission stated that the policy underlying the ordinary business exclusion rests on two central considerations: the subject matter of the

proposal and the degree to which the proposal seeks to micro-manage Dominion. With respect to the first consideration, the subject matter of the proposal, the Commission explained that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The Commission further explained that with respect to the second consideration, the Commission would consider whether a proposal probed "too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." The Commission noted that this consideration may come into play "where the proposal . . . seeks to impose specific time-frames or methods for implementing complex policies."

In the ordinary course of business we must provide consents, comfort letters and assurances from our auditors for financings, including the issuance of stock, regulatory filings and other business purposes. It is not feasible or practicable for shareholders to determine whether it is in Dominion's best interest to use our independent auditors for a non-audit function. To leave such a decision to shareholders would contradict the Commission's stated policy for the ordinary business exclusion by delegating to shareholders an impossible task – the task of managing Dominion's business on a daily basis. The proposal seeks to disallow any use of our auditors for non-audit functions, which on its face indicates a lack of knowledge about the day to day role our auditors must play in areas related to but not including the actual audit.

Moreover, the implementation of the Proposal would result in the micro-management of Dominion by imposing specific methods for implementing complex policies. Once again, the Proposal bans the employment of our auditors for non-audit purposes. However, when complex accounting issues arise, Dominion is required to make an informed decision about the need to involve our auditors. Examples include the consultation with our auditors about the application of new accounting standards and due diligence assistance with respect to the accounting implications of potential acquisitions. It would be very inefficient from a time and cost standpoint not to use our auditors for these functions, and in the long run would negatively affect the quality of our audit. In fact, it would be impossible not to engage our auditors to some extent to at least review the work done by other firms in preparation for our audit. Even these costs would technically fall outside of the "audit fee" category and would violate a policy such as the one being requested by the Fund.

Based on our conclusion that the Proposal deals with ordinary business matters, Dominion

intends to omit the Proposal from its proxy materials pursuant to Rule 14a-8(i)(7).

Conclusion

For the reasons set forth above, we hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted from our proxy materials and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal.

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, six copies of this letter and the Proposal, including the supporting statement, are enclosed. I have also included six copies of our most recent proxy statement for your convenience, and six copies of our opinion of counsel with respect to state law matters discussed herein. I have mailed a copy of this letter to the Fund, and hereby request that Mr. McCarron or any other representative of the Fund copy me on any response they may make to the Staff related to the Proposal. In compliance with Rule 14a-8(j), this letter is submitted at least eighty (80) calendar days prior to Dominion's anticipated date of filing of our definitive proxy statement in connection with the 2002 annual meeting of shareholders.

If you have any questions or need additional information, please call me at (804) 819-2120, or in my absence, Carter Reid, Managing Counsel, at (804) 819-2144.

Sincerely yours,

Patricia A. Wilkerson
Vice President & Corporate Secretary
Dominion Resources, Inc.

cc: Mr. Douglas J. McCarron
United Brotherhood of Carpenters and Joiners of America

Mr. Ed Durkin

EXHIBIT A

Rec'd 11/13/01

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

November 10, 2001

Patricia A. Wilkerson
Vice President and Corporate Secretary
Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261

Re: Shareholder Proposal

Dear Ms. Wilkerson:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Dominion Resources, Inc. ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the fees paid to the Company's outside audit firm. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 2,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote a governance system at the Company that enables the Board and senior management to manage the Company for the long-term. Maximizing the Company's long-term corporate value will best serve the interests of the Company's shareholders and other important constituents.

The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin, United Brotherhood of Carpenters, Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin

Enclosure

Auditor Fees Proposal

Resolved, that the shareholders of Dominion Resources, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

Statement of Support: The role of independent auditors in ensuring the integrity of the financial statements of public corporations is fundamentally important to the efficient and effective operation of the financial markets. The U.S. Securities and Exchange Commission recently stated:

> Independent auditors have an important public trust. Investors must be able to rely on issuers' financial statements. It is the auditor's opinion that furnishes investors with critical assurance that the financial statements have been subjected to a rigorous examination by an objective, impartial, and skilled professional, and that investors, therefore, can rely on them. If investors do not believe that an auditor is independent of a company, they will derive little confidence from the auditor's opinion and will be far less likely to invest in that public company's securities. (Division of Corporate Finance, Staff Legal Bulletin #14, 7/13/01) ("Bulletin #14")

It is critically important to the integrity of the auditing process and the confidence of investors that those firms performing audits for public corporations avoid business relationships that might compromise their independence or raise the perception of compromised judgment. At the heart of the challenge to auditor independence is the growing level of business and financial relationships developing between audit firms and their clients. Bulletin #14 identifies these growing business relationships that threaten auditor independence:

> Accounting firms have woven an increasingly complex web of business and financial relationships with their audit clients. The nature of the non-audit services that accounting firms provide to their audit clients has changed, and the revenues from these services have dramatically increased.

The growth of non-audit revenues represents a trend that has been accelerating dramatically in the last several years, with non-audit fees for consulting or advisory services exceeding audit fees at many companies. Our Company is in the category of companies that pays its audit firm more for non-audit advisory services than it

does for audit services. The Company's most recent proxy statement indicated that Deloitte & Touche LLP received $2,295,000 for audit services, while receiving $2,516,000 for non-audit services rendered.

We believe that this financial "web of business and financial relationships" may at a minimum create the perception of a conflict of interest that could result in a lack of owner and investor confidence in the integrity of the Company's financial statements. As long-term shareowners, we believe that the best means of addressing this issue is to prohibit any audit firm retained by our Company to perform audit services from receiving payment for any non-audit services performed by the firm. We urge your support for this resolution designed to protect the integrity of the Company's auditing and financial reporting processes.

McGuireWoods LLP
One James Center
901 East Cary Street
Richmond, VA 23219-4030
Phone: 804.775.1000
Fax: 804.775.1061
www.mcguirewoods.com

McGUIREWOODS

December 27, 2001

Dominion Resources, Inc.
120 Tredegar Street
Richmond, VA 23219

Shareholder Proposal Submitted by the United Brotherhood of Carpenters and Joiners of America to Dominion Resources, Inc.

Ladies and Gentlemen:

We are counsel to Dominion Resources, Inc., a Virginia corporation ("Dominion"). Dominion has received from the United Brotherhood of Carpenters and Joiners of America a shareholder proposal (the "Proposal") for inclusion in Dominion's proxy materials for its 2002 Annual Meeting of Shareholders. We have reviewed the letter from Patricia A. Wilkerson to your office dated December 27, 2001 (the "Letter"), the Proposal and such other documents as we have deemed necessary or appropriate as a basis for the opinions set forth herein.

We believe that the statements contained in the Letter, to the extent they purport to describe the laws of the Commonwealth of Virginia, are fair statements of Virginia law. While we cannot predict with certainty the outcome of any litigation concerning the application of the Virginia Stock Corporation Act to Dominion, we believe that a Virginia court, if properly presented with the issues concerning Virginia law that are discussed in the Letter, would reach the conclusions contained in the Letter.

This opinion is rendered solely to the addressee hereof pursuant to Section 14a-8(j)(2)(iii) of the Securities Exchange Act of 1934, as amended. This opinion may not be relied upon for any other purpose, or by any other person, without our prior written consent.

If you have any questions concerning this matter, please contact Jane Whitt Sellers, Esq. at (804) 775-1054.

Very truly yours,

McGuireWoods LLP

Dominion

It all starts here.℠

2001 Proxy Statement

2001 Proxy Statement Contents

NOTICE OF ANNUAL MEETING

Dominion Resources, Inc.
P.O. Box 26532
Richmond, Virginia 23261

Dominion

March 16, 2001

Dear Shareholder:

On Friday, April 27, 2001, Dominion Resources, Inc. will hold its Annual Meeting of Shareholders at its corporate headquarters, 120 Tredegar Street, Richmond, Virginia. The meeting will begin at 9:30 a.m. Eastern Daylight Time.

Only shareholders that owned stock at the close of business on March 2, 2001 may vote at this meeting or any adjournments that may take place. At the meeting we propose to:

- Elect 13 directors;
- Consider a shareholder proposal relating to the nomination of at least 2 candidates for each open board position;
- Attend to other business properly presented at the meeting.

This proxy statement was mailed and our 2000 Annual Report was made available to you on approximately March 19, 2001. I hope you will be able to attend the meeting, but even if you cannot, please vote your proxy as soon as you can.

By order of the Board of Directors,

P. A. Wilkerson

Patricia A. Wilkerson
Vice President and Corporate Secretary

THE PROXY PROCESS

Your Board of Directors is soliciting this proxy for the 2001 Annual Meeting of Shareholders and encourages you to vote in favor of all the Director nominees.

Record Date

All shareholders that owned common stock at the close of business on March 2, 2001 are entitled to vote at the Annual Meeting. There were 246,420,761 shares of Dominion Resources, Inc. common stock outstanding on that date.

Householding

For registered shareholders and Dominion Direct℠ participants, a single copy of the annual report has been sent to multiple shareholders who reside at the same address. Shareholders who contacted us will receive an individual copy of the annual report. Any shareholder that would like to receive a separate annual report may call or write us at the address below, and we will promptly deliver it.

If you received multiple copies of the annual report and would like to receive combined mailings in the future, please contact us at the address below. Shareholders who hold their shares in street name should contact their broker regarding combined mailings.

Dominion Resources
Shareholder Services
P.O. Box 26532
Richmond, VA 23261
1-800-552-4034
shareholder_administration@dom.com

Voting

Methods. You may vote in person at the Annual Meeting or by proxy. This year you have three ways to vote by proxy:

1. Connect to the Internet at www.votefast.com;*
2. Call 1-800-250-9081;* or
3. Complete the proxy card and mail it back to us.*

* *Not for shares held in Street Name*

Complete instructions for voting your shares can be found on your proxy card.

If you vote and change your mind on any issue, you may revoke your proxy at any time before the close of voting at the Annual Meeting. There are four ways to revoke your proxy:

1. Connect to the website listed in the previous column;*
2. Call the 800 number listed under Voting Methods in the previous column;*
3. Write our Corporate Secretary;* or
4. Vote your shares at the Annual Meeting.

Rights. Each of your shares will be counted as one vote.

A majority of the shares outstanding on March 2, 2001 constitutes a quorum for this meeting. Abstentions and shares held by a broker or nominee (Broker Shares) that are voted on any matter are included in determining a quorum.

The 13 nominees for director receiving the most votes will be elected.

The Shareholder Proposal presented on p. 6 requires more votes in favor of it than the number of votes against it in order for Dominion to consider its adoption. Broker shares not voted and abstentions have no effect on the final vote counted.

Registered Shareholders and Dominion Direct℠ Participants. Your proxy card shows the number of full and fractional shares you own. If you are a participant in our Dominion Direct℠ stock purchase plan, the number includes shares we hold in your Dominion Direct℠ account. All shares will be voted according to your instructions if you properly vote your proxy by one of the methods listed in the previous column. If you sign your proxy and do not make a selection, your shares will be voted as recommended by the Board. If you are a Dominion Direct℠ participant and do not vote your proxy, we will vote all shares held in that account according to the Board's recommendations. No vote will be recorded for registered shares that are not properly voted.

Employee Savings, Thrift and ESOP Plan Participants. You will receive a request for Voting Instructions from the Trustee(s) for the Plans. The share amounts listed on that form include the full and fractional shares in your Plan account(s). You may instruct the Trustee(s) by:

1. Connecting to www.votefast.com;
2. Calling 1-800-250-9081; or
3. Returning your Voting Instructions in the enclosed envelope (not to Dominion).

Complete instructions can be found on the Voting Instruction Card included with the proxy statement. Whichever method you choose, the Trustee(s) will vote according to your instructions and will keep your vote confidential. If you do not vote your Savings, Thrift or ESOP Plan shares, the Trustee(s) will vote your shares according to each Plan's voting standards.

Beneficial Owners (Broker Shares). If your shares are held in street name with your broker, please follow the instructions found on the Voting Instruction Card enclosed with this proxy statement.

Solicitation and Tabulation

We will pay for soliciting proxies from our shareholders, and some of our employees may telephone shareholders after the initial mail solicitation. We have also retained Georgeson & Co., Inc., a proxy solicitation firm, to assist in the solicitation of proxies for a fee of $14,000 and reimbursement of expenses. In addition, we may reimburse brokerage firms and other custodians, nominees and fiduciaries for their reasonable expenses in sending proxy materials to the beneficial owners of stock. We have retained Corporate Election Services, Inc. to tabulate the proxies and to assist with the Annual Meeting.

ITEM ONE: ELECTION OF DIRECTORS

Each nominee for director and information about that nominee is listed below. Directors are elected annually; therefore, each director's term of office will end at the next annual meeting of shareholders.

Your proxy will be voted to elect the nominees unless you tell us otherwise. If any nominee is not available to serve (for reasons such as death or disability), your proxy will be voted for a substitute nominee if the Board of Directors nominates one.

Nominees for Election		Year First Elected a Director of Dominion (or Affiliate Company)
WILLIAM S. BARRACK, JR., 71, former Senior Vice President, Texaco, Inc., New Canaan, Connecticut. He is a Director of Standard Commercial Corporation.		2000 (1994)
THOS. E. CAPPS, 65, Chairman, President and Chief Executive Officer of Dominion (from January 28, 2000 to August 1, 2000, Vice Chairman, President and Chief Executive Officer, and prior to that Chairman, President and Chief Executive Officer). He is Chairman and a Director of Virginia Electric and Power Company and a Director of Bassett Furniture Industries, Inc.		1986
GEORGE A. DAVIDSON, JR., 62, former Chairman of the Board of Directors of Dominion (from January 28, 2000 to August 1, 2000, Chairman of Dominion, prior to that, Chairman and Chief Executive Officer of Consolidated Natural Gas Company). He is a Director of PNC Financial Services Group, Inc. and BFGoodrich Company.		2000 (1985)
JOHN W. HARRIS, 53, President, Lincoln Harris, LLC, a real estate consulting firm, Charlotte, North Carolina. He is a Director of Piedmont Natural Gas Company, Inc.		1999 (1994)
BENJAMIN J. LAMBERT, III, 64, Optometrist, Richmond, Virginia. He is a Director of Consolidated Bank & Trust Company and Student Loan Marketing Association (Sallie Mae).		1994 (1992)
RICHARD L. LEATHERWOOD, 61, former President and Chief Executive Officer, CSX Equipment, an operating unit of CSX Transportation, Inc., Baltimore, Maryland. He is a Director of CACI International Inc.		1994

Nominees for Election		Year First Elected a Director of Dominion (or Affiliate Company)
MARGARET A. McKENNA, 55, President, Lesley University, Cambridge, Massachusetts.		2000 (1994)
STEVEN A. MINTER, 62, President and Executive Director, The Cleveland Foundation, Cleveland, Ohio. He is a Director of Goodyear Tire & Rubber Company and KeyCorp.		2000 (1988)
KENNETH A. RANDALL, 73, corporate director for various companies, Williamsburg, Virginia. He is a Director of Oppenheimer Mutual Funds, Inc. and Prime Retail, Inc.		1971*
FRANK S. ROYAL, M.D., 61, Physician, Richmond, Virginia. He is a Director of HCA - the Healthcare Corporation, SunTrust Banks, Inc., Chesapeake Corporation and CSX Corporation.		1994
S. DALLAS SIMMONS, 61, Chairman, President and CEO of Dallas Simmons & Associates, a consulting firm, Richmond, Virginia (prior to July 1, 1999, President, Virginia Union University).		1992
ROBERT H. SPILMAN, 73, President, Spilman Properties, Inc., Bassett, Virginia (prior to 1997, Chairman and Chief Executive Officer of Bassett Furniture Industries, Inc.). He is a Director of Birmingham Steel Company.		1994
DAVID A. WOLLARD, 63, Chairman of the Board of Exempla Healthcare, Denver, Colorado (prior to January 1, 1997, President of Bank One Colorado, N.A.).		1999 (1994)

**Service includes tenure on Virginia Electric and Power Company Board prior to establishment of Dominion as a holding company in 1983.*

The Board of Directors recommends that you vote FOR these nominees.

ITEM TWO: SHAREHOLDER PROPOSAL

Bartlett Naylor, 1255 No. Buchanan, Arlington, Virginia 22205, owner of 400 shares of Dominion common stock, has given notice that he intends to present for action at the Annual Meeting the following resolution:

Shareholder Proposal

"Resolved: The shareholders urge our board of directors to take the necessary steps to nominate at least two candidates for each open board position, and that the names, biographical sketches, SEC-required declarations and photographs of such candidates shall appear in the company's proxy materials (or other required disclosures) to the same extent that such information is required by law and is our company's current practice with the single candidates it now proposes for each position."

Supporting Statement:
"Although our company's board appreciates the importance of qualified people overseeing management, we believe that the process for electing directors can be improved.

"Our company currently nominates for election only one candidate for each board seat, thus leaving shareholders no practical choice in most director elections. Shareholders who oppose a candidate have no easy way to do so unless they are willing to undertake the considerable expense of running an independent candidate for the board. The only other way to register dissent about a given candidate is to withhold support for that nominee, but that process rarely affects the outcome of director elections. The current system thus provides no readily effective way for shareholders to oppose a candidate that has failed to attend board meetings; or serves on so many boards as to be unable to supervise our company management diligently; or who serves as a consultant to the company that could compromise independence; or poses other problems. As a result, while directors legally serve as the shareholder agent in overseeing management, the election of directors at the annual meeting is largely perfunctory. Even directors of near bankrupt companies enjoy re-election with 90%+ pluralities. The 'real' selection comes through the nominating committee, a process too often influenced, if not controlled, by the very management the board is expected to scrutinize critically.

"Our company should offer a rational choice when shareholders elect directors. Such a process could create healthy and more rigorous shareholder evaluation about which specific nominees are best qualified.

"Would such a process lead to board discontinuity? Perhaps, but only with shareholder approval. Presumably an incumbent would be defeated only because shareholders considered the alternative a superior choice. Would such a procedure discourage some candidates? Surely our board should not be made of those intolerant of competition. Would such a procedure be 'awkward' for management when it recruits candidates? Hopefully so. (Management could print a nominee's name advanced by an independent shareholder to limit such embarrassment.) The point is to remove the 'final' decision on who serves as a board director from the hands of management, and place it firmly in those of shareholders.

"We urge you to vote FOR this proposal."

Dominion's Opposing Statement

The Board recommends that shareholders reject this proposal. If adopted, the resolution would impair the Board's ability to nominate specific candidates best suited to promote shareholder interests during a particular term or particular circumstance. It is the Board's duty to select nominees best qualified for membership based not only on individual skills and abilities, but on the Board's evolving need to manage its collective balance of skills, experiences and diversity with precision. Offering more than one candidate would not promote effective Board continuity and succession. The Board also believes it would be difficult to recruit qualified candidates who would participate in this type of election.

The Board of Directors recommends that you vote AGAINST this shareholder proposal.

Committees & Meeting Attendance

The Board met 10 times in 2000. Each Board member attended at least 82% of the total number of meetings of the Board and committees on which he or she served.

Each director serves on just one committee in order to provide greater focus on his or her committee's work.

Committee	Members	Description
Audit	S. Dallas Simmons, *Chairman* John W. Harris Margaret A. McKenna Steven A. Minter	These four non-employee directors consult with the independent and internal auditors regarding the examination of Dominion and its subsidiaries' (collectively, the Company) financial statements, the adequacy of internal controls and the independence of auditors. The committee's report to shareholders can be found on p. 10, along with its charter. The charter, which was adopted by the Board, describes in detail the functions of this committee, including its responsibility to recommend to the Board the independent auditors. As required by New York Stock Exchange rules, the committee is comprised of independent directors. In 2000, this committee met three times, and Dr. Simmons met with management and the independent auditors prior to each quarter's earnings release.
Finance	Paul E. Lego*, *Chairman* Benjamin J. Lambert, III David A. Wollard	These three non-employee directors review the Company's financing strategies and consider dividend policy. In 2000, this committee met two times.
Organization, Compensation and Nominating	Kenneth A. Randall, *Chairman* William S. Barrack, Jr. Raymond E. Galvin* Richard L. Leatherwood Frank S. Royal Robert H. Spilman	These six non-employee directors work closely with independent consultants and management to review the Company's organizational and compensation structure. They make recommendations on these matters to the Board of Directors and administer certain compensation plans. They also review the qualifications of director candidates suggested by Board members, management, shareholders and others, and recommend nominees for election as directors. In 2000, this committee met six times.

**Messrs. Lego and Galvin are not standing for re-election.*

Compensation and Other Programs

Fees. During 2000, non-employee directors were paid an annual retainer of $20,000 in cash plus $20,000 in shares of Dominion stock. They also received $1,200 in cash per Board or committee meeting attended.

Deferred Cash Compensation Plan. Directors may elect to defer their cash fees under this plan until they reach retirement or a specified age. The deferred fees are credited to either an interest bearing account or a Dominion common stock equivalent account. Interest or dividend equivalents accrue until distributions are made. A director will be paid in cash or stock according to the election made.

Stock Compensation Plan. The stock portion of the directors' retainer is paid under this plan. Directors have the option to defer receipt of the stock. If a director elects this option, the shares are held in trust until the director's retirement and the dividends on those shares are reinvested. However, the director retains all voting and other rights as a shareholder.

Stock Accumulation Plan. Upon election to the Board, a non-employee director receives a one-time award under this plan. The award is in Stock Units, which are equivalent in value to Dominion common stock. The award amount is determined by multiplying the director's annual cash retainer by 17, then dividing the result by the average price of Dominion common stock on the last trading days of the three months before the director's election to the Board. The Stock Units awarded to a director are credited to a book account. A separate account is credited with additional Stock Units equal in value to dividends on all Stock Units held in the director's account. A director must have 17 years of service to receive all of the Stock Units awarded and accumulated under this plan. Reduced distributions may be made where a director has at least 10 years of service.

Charitable Contribution Program. Dominion had offered its directors participation in a Directors' Charitable Contribution Program. The Program is funded by life insurance policies purchased by Dominion on the directors. The directors derive no financial or tax benefits from the Program, because all insurance proceeds and charitable tax deductions accrue solely to Dominion. However, upon the death of a director, Dominion will donate an aggregate of $50,000 per year for ten years to one or more qualifying charitable organizations recommended by that director. Effective in January 2000, this program was discontinued for new, incoming directors.

Matching Gifts Program. Directors may give up to $1,000 per year to 501(c)(3) organizations of their choice, and Dominion will match their donations on a 1-to-1 basis, with a maximum of $5,000 of matching funds per director per year. If a Director's donation is to an organization on whose board they serve or for which they volunteer more than 50 hours of work during a year, Dominion will match the donation on a 2-to-1 basis.

Director Nominations

Under our Bylaws, if you wish to nominate a director at a shareholder's meeting you must be a shareholder and deliver written notice to our Corporate Secretary at least 60 days before the meeting. If the meeting date has not been publicly announced 70 days before the meeting, then notice can be given 10 days following the public announcement. Any notice must include the following information:

1. your name and address;
2. each nominee's name and address;
3. a statement that you are entitled to vote at the meeting and intend to appear in person or by proxy to nominate your nominees;
4. a description of all arrangements or undertakings between you and each nominee and any other person concerning the nomination;
5. other information about the nominee that would be included in a proxy statement soliciting proxies for the election of directors; and
6. the consent of the nominee to serve as a director.

SHARE OWNERSHIP TABLE

The table below shows the amount of Dominion common stock beneficially owned as of March 2, 2001 by each director and the executive officers named in the compensation table on p. 15. Also included in this table is stock ownership for all directors and executive officers as a group.

Name	Stock Ownership (1)		Director Plan Accounts (2)
William S. Barrack, Jr.	1,669	(3)	19,532
Thos. E. Capps	1,571,918	(4)(5)	—
George A. Davidson, Jr.	126,485		—
John W. Harris	16,008	(3)	12,370
Benjamin J. Lambert, III	11,663	(3)	12,414
Richard L. Leatherwood	12,569	(3)	24,762
Margaret A. McKenna	5,385	(3)	8,934
Steven A. Minter	3,003	(3)	15,474
Kenneth A. Randall	15,105		10,800
Frank S. Royal	11,569	(3)	12,392
S. Dallas Simmons	14,564	(3)	13,419
Robert H. Spilman	12,664		10,800
David A. Wollard	12,256		10,800
Thomas N. Chewning	569,552	(4)	—
Thomas F. Farrell, II	603,474	(4)(5)	—
James P. O'Hanlon	462,212	(4)	—
Edgar M. Roach, Jr.	602,627	(4)	—
All directors and executive officers as a group (24 persons) (6)	5,335,917	(4)(5)	

1. Amounts include exercisable stock options as follows: Mr. Harris, Dr. Lambert, Mr. Leatherwood, Mr. Randall, Dr. Royal, Dr. Simmons, Mr. Spilman and Mr. Wollard each has 10,000 shares; Mr. Capps, 1,233,000 shares; Mr. Chewning, Mr. Farrell and Mr. Roach each has 450,000 shares; Mr. O'Hanlon, 350,000 shares; and all directors and executive officers as a group, 3,878,795 shares.

2. Amounts in this column represent share equivalents accumulated under directors' plans described on p. 8. Balances of 10,800 shares are the amounts accumulated under the Stock Accumulation Plan. Because of the plan's vesting provisions, these amounts will not necessarily be distributed to a director. Any balance in excess of 10,800 is an amount of share equivalents accumulated — at the director's election — under the Deferred Cash Compensation Plan and will be distributed in actual shares to the director.

3. Includes shares held in trust under Director Stock Compensation Plan (described on p. 8) as follows: Mr. Barrack, Ms. McKenna and Mr. Minter, 582 shares; Dr. Lambert, Mr. Leatherwood and Dr. Royal, 1,569 shares; Mr. Harris, 1,008 shares; and Dr.Simmons, 456 shares.

4. Accounts include restricted stock as follows: Mr. Capps, 46,919 shares; Mr. Chewning, 12,554 shares; Mr. Farrell, 14,558 shares; Mr. O'Hanlon, 10,655 shares; Mr. Roach, 14,550 shares and all directors and executive officers as a group, 145,446 shares.

5. Beneficial ownership is disclaimed as follows: Mr. Capps, 158 shares, and Mr. Farrell, 399 shares, for a total of 557 shares.

6. All current directors and executive officers as a group own 2.2 percent of the number of shares outstanding as of March 2, 2001. Of these shares, 17 percent were purchased under the Executive Stock Purchase and Loan Program (see p. 19) with $37.2 million of loans, for which the executive officers are personally liable.

THE AUDIT COMMITTEE

Report

Our Committee reviews Dominion's financial reporting process on behalf of the Company's Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls. For a further review of our responsibilities, our Committee Charter is printed following this report.

With this background, our Committee has met and held discussions with management and the company's independent auditors. Management represented to us that Dominion's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and we reviewed and discussed the consolidated financial statements with management and the independent auditors. We also discussed with our independent auditors matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*.

In addition, our Committee has received the written disclosures and letter from our independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees.* We also have discussed with our independent auditors the issue of their independence from Dominion.

We also discussed with Dominion's internal and independent auditors the overall scopes and plans for their respective audits. At each of our meetings, we meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of Dominion's internal controls, and the overall quality of its financial reporting.

Relying on these reviews and discussions, we recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Dominion's Annual Report on Form 10-K for the year ended December 31, 2000, for filing with the Securities and Exchange Commission.

S. Dallas Simmons, *Chairman*
John W. Harris
Margaret A. McKenna
Steven A. Minter

February 9, 2001

Charter

I. Purpose

The Audit Committee will represent the Board of Directors in fulfilling its oversight responsibility to the shareholders, potential shareholders, and investment community relating to corporate accounting, reporting practices of the Corporation, and the quality and integrity of the financial reports of the corporation. The Audit Committee's primary duties and responsibilities are to:

- Serve as an independent and objective party to monitor the Corporation's financial reporting process and internal control system.
- Review and appraise the audit efforts of the Corporation's independent auditors and internal auditing department.
- Provide an open avenue of communication among the independent auditors, financial and senior management, the internal auditing department, and the Board of Directors.

The Audit Committee will primarily fulfill these responsibilities by carrying out the activities enumerated in Section IV of this Charter.

II. Composition

The Audit Committee shall be comprised of three or more directors as determined by the Board, each of whom shall be independent directors, and free from any relationship that in the business judgement of the Board may interfere with the exercise of their independence from management and the corporation. All members of the Committee shall have a working familiarity with basic finance and accounting practices.

The members of the Committee shall be elected by the Board at the annual organizational meeting of the Board or until their successors shall be duly elected and qualified. Unless a Chair is elected by the full Board, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

III. Meetings

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee should provide sufficient opportunity for the internal and independent auditors and management to meet

with the Committee, in separate executive sessions, to discuss any matters that the Committee or these groups believe should be discussed privately with the Committee.

IV. Responsibilities and Duties

In carrying out its responsibilities, the Committee believes its policies and procedures should remain flexible, in order to best react to changing conditions and to ensure to the Board and shareholders that the corporate accounting and reporting practices of the Corporation are in accordance with all requirements.

In carrying out these responsibilities, the Audit Committee will:

1. Discuss with management and review and recommend to the Board the independent auditors to be selected to audit the financial statements of the Corporation and its divisions and subsidiaries. On an annual basis, the Committee shall receive from the outside auditors a formal written statement delineating all relationships between the auditors and the Corporation and shall review and discuss with the auditors all significant relationships the accountants have with the Corporation to determine the auditors' independence.

2. Meet with the independent auditors and financial management of the Corporation to review the scope of the proposed audit for the current year and the audit procedures to be utilized after which review such audit, including any comments or recommendations of the independent auditors.

3. Review with the independent auditors, the Corporation's internal auditor, and financial and accounting personnel, the adequacy and effectiveness of the accounting and financial controls of the Corporation, and elicit any recommendations for the improvement of such internal control procedures. Particular emphasis should be given to the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper. The Committee's review should also focus on risk management activities of the Corporation and the Committee periodically should review company policy statements to determine their adherence to the Conflict of Interest Policy.

4. Review the internal audit function of the Corporation including the independence and authority of its reporting obligations, the proposed audit plans for the coming year, and the coordination of such plans with the independent auditors.

5. Review and discuss internal audit's summary of significant risks and findings and their progress report on the internal audit plan.

6. Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and content of the financial statements to be presented to the shareholders. Any changes in accounting principles should be reviewed. In addition, the Committee should consider the independent auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

7. Provide sufficient opportunity for the internal and independent auditors to meet with the members of the Audit Committee without members of management present.

8. Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with the Board.

9. Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose if, in its judgment, that is appropriate.

10. Coordinate Committee activities with other committees of the Board.

11. Periodically review and update this Charter.

ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT

Compensation Philosophy

Our Committee and management believe it is vitally important to align our officers' financial success with the financial success of our shareholders, and stock ownership is a key measure of such alignment. We work closely with management in our oversight and administration of the company's executive compensation, so that our programs keep in step with our changing industry and continue to attract, retain and motivate high caliber employees.

In 2000, we approved an executive compensation program that again puts a substantial portion of our executives' annual pay at risk and is tied to the achievement of aggressive financial performance measures. We continued heavy emphasis on stock ownership through grants of options, the establishment of stock ownership guidelines and our Executive Stock Purchase and Loan program.

We also reviewed and approved the CEO's total compensation package and performance, without Mr. Capps present.

2000 Compensation

Our 2000 executive compensation program consisted of three basic components:

- Base Salary
- Annual Incentives
- Long-Term Incentives in the form of stock options

Base Salary

In 2000, as in past years, our Committee positioned executive base salaries to be slightly above the median base salaries of similar positions at a peer group of diversified energy companies and other businesses with which we compete on a national basis. Faced with increasing competition for high caliber people, we re-evaluated that practice and for 2001 have adjusted base salaries to be between the median and the 75th percentile of the competitive market range. Our decisions in this regard were based on retention concerns, market data and individual performance.

Executive Officers. An independent compensation consultant analyzed our executives' salaries and compared them to our competitive labor market. Our Committee also reviewed individual executive performance. Based on our review and the consultant's report, we approved base salary increases effective January 1, 2000.

Chief Executive Officer. In determining Mr. Capps' base salary adjustment for 2000, our Committee considered his contributions to Dominion's long-term business strategy and his leadership in guiding Dominion through our merger and a rapidly changing and competitive business environment. We also reviewed competitive compensation information for CEOs within our peer group of diversified energy companies. After thoroughly evaluating this material, considering our compensation philosophy, and recognizing Mr. Capps' continuing challenges in a rapidly changing industry, we approved an annual base salary of $925,000 for Mr. Capps, effective January 1, 2000.

Annual Incentives

Under the annual incentive program, if goals are achieved or exceeded, the executive's total cash compensation for the year may be more than the median total cash compensation for similar positions at companies in our executive labor market.

Under this program our Committee establishes "target awards" for each executive officer. These target awards are expressed as a percentage of the individual executive's base salary (for example, 40% x base salary). The target award is the amount of cash that will be paid, at year-end, if the executive achieves 100% of the goals established at the beginning of the year. We also establish a "threshold" — or minimum acceptable level of financial performance. If this threshold is not met, no executive receives an annual bonus. Actual bonuses, if any, are based on a pre-established formula and may exceed 100% of the target award.

Executive Officers. For Dominion's executive officers, 2000 earnings per share was used as the performance measure under the annual incentive plan. Each executive's goals were weighted heavily toward the earnings per share contribution of the business unit for which they were responsible, but also included operating goals and a consolidated earnings-per-share goal.

Our Committee established and approved the goals at the beginning of 2000. At year-end, we compared the company's actual financial performance with the consolidated and business unit earnings per share goals. For 2000, these goals were surpassed. Earnings per share for the business segments are reported in the Management's Discussion and Analysis of Financial Condition and Results of Operations section of our 2000 Annual Report to Shareholders.

Annual bonuses paid to the named executives are detailed in the Summary Compensation Table on p. 15.

Chief Executive Officer. At the beginning of 2000, we approved a consolidated earnings per share goal for Mr. Capps. Because our earnings per share goal for 2000 was surpassed, we approved an annual cash bonus of $1,043,400 for Mr. Capps.

Long-Term Incentives

We believe the long-term incentive programs we approve play a critical part in our compensation practices and philosophy. Historically, at least half of the long-term incentive component was paid in company stock—a long-term investment. We believe this form of payout underscores commitment to the company while rewarding performance. As discussed in the 2000 proxy, in May 1999 our Committee granted stock options to the executive officers to represent the 1999-2001 long-term plan cycle, as well as to replace the restricted stock portion of the 1998-2000 long-term program cycle.

Given the current labor market environment and to provide balance in our long-term incentive program, our Committee reassessed the sole use of options, and determined that an award of restricted stock is appropriate for the 2001-2003 long-term plan cycle.

Executive Officers. Dominion's goals were established at the start of the 1998-2000 performance cycle. The performance measure used for the executive officers was cumulative net income for the three-year cycle weighted 50% on consolidated net income and 50% on the net income of the business unit for which the executive was responsible. Following the significant reorganization of Dominion and its operating subsidiaries in 2000, this Committee revised the weighting to 100% consolidated net income for the three-year cycle. Based on 2000 year-end results, which exceeded the performance goal, we awarded the executives cash (see the LTIP Payout column of the Summary Compensation Table on p. 15). As stated above, stock options were granted to executives in 1999 and are reported in the table on p. 16. These options became exercisable on January 1, 2000 and will remain exercisable until May 17, 2009.

Chief Executive Officer. The goal for Mr. Capps for the 1998-2000 performance cycle was cumulative consolidated net income for the three-year period. Based on 2000 year-end results, which exceeded the goal, we awarded Mr. Capps $959,633. Also, Mr. Capps has 1,233,000 exercisable stock options which were granted in 1999 at a price of $41.25 per share, which options will expire on May 17, 2009.

Stock Ownership Guidelines

Our Committee reported to you in 2000 that we adopted stock ownership guidelines for our executive officers. We believe these guidelines place an emphasis on stock ownership that aligns management with the interests of our shareholders. Officers have up to five years to meet the guidelines outlined below. Dominion also provides a program to help officers meet the guidelines, as described on p. 19.

Dominion Resources, Inc.
Stock Ownership Guidelines

Positions	Share Ownership
Chairman, Chief Executive Officer	145,000
Executive Vice President CEO — Operating Companies	35,000
Senior Vice President	20,000
Vice President	10,000

ORGANIZATION, COMPENSATION & NOMINATING COMMITTEE REPORT CONTINUED

Deductibility of Compensation

Under Section 162(m) of the Internal Revenue Code, Dominion may not deduct certain forms of compensation in excess of $1 million paid to our CEO or any of the four other most highly compensated executive officers. However, certain performance-based compensation is specifically exempt from the deduction limit.

It is our intent to provide competitive executive compensation while maximizing the Company's tax deduction. However, we reserve the right to approve, and in some cases have approved, non-deductible compensation if we believe it is in the Company's best interest.

Kenneth A. Randall, *Chairman*
William S. Barrack, Jr.
Raymond E. Galvin
Richard L. Leatherwood
Frank S. Royal
Robert H. Spilman

February 16, 2001

The table below shows the total salary and other compensation awarded to or earned by the CEO and the four other most highly compensated executive officers (as of December 31, 2000).

Summary Compensation Table

Name and Principal Position	Year	Annual Compensation			Long-Term Compensation			All Other Compensation (7) ($)
					Awards		Payouts	
		Salary (1) ($)	Bonus (2) ($)	Other Annual Compensation (3) ($)	Restricted Stock Awards (4) ($)	Securities Underlying Options/SARs (5) (#)	LTIP Payouts (6) ($)	
Thos. E. Capps *Chairman, President & CEO*	2000	925,000	1,495,528	707,496	0	219,397	959,633	232,525
	1999	828,439	481,021	15,942	0	1,233,000	1,093,865	4,800
	1998	795,000	594,344	848,902	995,312	0	639,126	4,800
Thomas F. Farrell, II *Executive Vice President (CEO of Dominion Energy)*	2000	484,134	577,985	100,285	0	112,663	389,040	121,885
	1999	325,174	187,148	314	0	450,000	366,781	3,486
	1998	314,471	239,289	419,098	497,656	0	178,644	4,800
Edgar M. Roach *Executive Vice President (CEO of Dominion Delivery)*	2000	484,134	577,985	132,194	0	112,663	389,040	121,238
	1999	305,770	162,277	8,035	0	450,000	366,145	3,382
	1998	244,615	170,875	427,306	497,656	0	149,914	3,600
James P. O'Hanlon *Executive Vice President (President & COO of Dominion Energy)*	2000	384,999	429,944	79,701	0	91,316	315,328	99,758
	1999	348,700	189,580	0	0	350,000	186,856	355,800
	1998	334,667	180,232	0	0	0	86,512	4,679
Thomas N. Chewning *Executive Vice President, CFO*	2000	382,211	418,800	84,646	0	88,945	307,137	97,300
	1999	334,511	186,156	2,871	0	450,000	339,659	4,800
	1998	318,786	224,274	104,868	124,414	0	196,742	4,800

Footnotes to the Summary Compensation Table

1. **Salary.** Amounts shown may include vacation sold back to Dominion.

2. **Bonus.** Bonus for 2000 includes annual cash bonus and bonus shares granted under the Executive Stock Purchase and Loan Program (described on p. 19).

3. **Other Annual Compensation Column.** None of the named executives received perquisites or other personal benefits in excess of $50,000 or 10% of their total cash compensation. The amounts listed in this column for 2000 are tax payments.

4. The number and value of each executive's restricted stock holdings at year-end, based on a December 31, 2000 closing price of $67.00 per share, were as follows:

Officer	Number of Restricted Shares (1) (#)	Value ($)
Thos. E. Capps (2)	30,252	2,026,884
Thomas F. Farrell, II (3)	6,525	437,175
Edgar M. Roach, Jr. (3)	6,193	414,931
James P. O'Hanlon (3)	3,294	220,698
Thomas N. Chewning (3)	6,377	427,259

1. Dividends are paid on restricted shares.
2. 21,436 shares granted February 1, 2000 will vest on February 1, 2002; remaining shares vest in no less than 3 years from the date of grant.
3. These shares vest 2 years from the date of grant.

named in the Summary Compensation Table on p. 15 are: Mr. Capps: $485,625; Mr. O'Hanlon: $154,000; Mr. Chewning: $150,000; Mr. Farrell: $201,875 and Mr. Roach: $201,875.

Other Executive Agreements and Arrangements

Companies that are in a rapidly changing industry such as ours require the expertise and loyalty of exceptional executives. Not only is the business itself competitive, but so is the demand for such executives. In order to secure the continued services and focus of key management executives, Dominion has entered into certain agreements with them, including those named in the Summary Compensation Table on p. 15.

Employment Agreement — Chief Executive Officer. The Board determined in April 1999 that it was in Dominion's best interest to secure Mr. Capps' employment as CEO and President until the Annual Meeting of Shareholders in 2005. As a result, Mr. Capps and Dominion entered into an agreement providing for his employment as CEO and President until 2005. During his employment, the agreement provides for the following: (1) an annual base salary of at least $812,800, (2) incentive compensation awards based on performance and (3) continued eligibility for all employee benefit and incentive plans provided by Dominion to its senior management. When his employment ends (whether or not before the end of the term of the agreement), Mr. Capps will: (1) receive a retirement benefit calculated on the highest base salary rate during his employment, (2) receive a Supplemental Plan benefit payable for life, (3) become fully vested in outstanding restricted stock, and (4) receive a payment of $950,000 plus an amount equal to the present value of his salary and annual cash incentives for the period between the Annual Meetings of Shareholders for 2004 and 2005. In addition, any outstanding stock options become fully exercisable for the remaining term of the grant. During the term of the agreement, Dominion may terminate Mr. Capps for cause only. Mr. Capps also receives age and service credit and continued benefit plan coverage through the end of the contract period in the event of termination for cause or resignation for cause.

Employment Agreements — Other Executives. Messrs. Chewning, Farrell and Roach each had an employment agreement that expired September 12, 2000 and which have not been replaced. These executives and Mr. O'Hanlon each have enhanced retirement benefits, as well as employment continuity agreements, as described below.

Special Arrangements. Dominion has entered into employment continuity agreements with executives named in the Summary Compensation Table, which provide benefits in the event of a change in control.* Each agreement has a three-year term and is automatically extended for an additional year, unless cancelled by Dominion.

The agreements provide for the continuation of salary and benefits for a maximum period of three years after either (1) a change in control, (2) termination without cause following a change in control or (3) a reduction of responsibilities, salary and incentives following a change in control (if the executive gives 60 days notice). Payment of this benefit will be made in either a lump sum or installments over three years. In addition, the agreements indemnify the executives for potential penalties related to the Internal Revenue Code and fees associated with the enforcement of the agreements. If an executive is terminated for cause, the agreements are not effective.

Executive Deferred Compensation Plan. Under this plan, executives may defer any portion of their cash compensation. Deferrals are credited at the executive's discretion, for bookkeeping purposes, with earnings and losses as if they were invested in any of several mutual fund options or Dominion common stock. Distributions are made at the direction of the executive.

Also, under this Plan, executives may defer gains received as a result of a stock option exercise. Stock option gain deferrals must be invested in Dominion common stock. Under this Plan, Dominion also credits the accounts of eligible executives with the amount of "lost" company matching contributions under Dominion's Employee Savings Plan as a result of Internal Revenue Code Section 401(a)(17).

** A change in control shall be deemed to have occurred if (i) any person or group becomes a beneficial owner of 20% or more of the combined voting power of Dominion voting stock or (ii) as a direct or indirect result of, or in connection with, a cash tender or exchange offer, merger or other business combination, sale of assets, or contested election, the Directors constituting the Dominion Board before any such transactions cease to represent a majority of Dominion or its successor's Board within two years after the last of such transactions.*

Executive Stock Purchase and Loan Program

At the end of 1999, Dominion's Board approved stock ownership target levels for executives of Dominion and its subsidiaries. The Board also approved the Stock Purchase and Loan Program intended to encourage and facilitate executives' ownership of common stock through the availability of loans guaranteed by Dominion.

Under the Program, loans must be used to purchase Dominion common stock. An executive can borrow up to ten times his or her base salary, subject to credit approval, for a term of five years. Executives who meet their target ownership level through their participation in the Program receive "bonus shares" equal to five percent of the number of shares purchased under the program. The dividends on the stock purchased through the program are used to pay the interest on the loan. Dominion subsidizes the interest payments to the extent that the current dividend rate does not fully cover the payments. Dominion will end its subsidy of the loan if it is pre-paid or if the stock is sold. Our officers have borrowed in aggregate $87.4 million, for which they are personally liable and which Dominion has guaranteed.

With the review and recommendation of the Audit Committee, the Board has re-appointed Deloitte & Touche LLP, independent certified public accountants, as auditors of the 2001 consolidated financial statements of Dominion and its subsidiaries. Representatives of Deloitte & Touche LLP will be present at the Annual Meeting and will have an opportunity to make a statement if they desire to do so and will be available to respond to shareholder questions.

During 2000 the fees paid to Deloitte & Touche LLP are listed in the table below. The Audit Committee has determined that the services provided under "All Other Fees" do not affect the auditors' independence.

Fees for Services*	Amount (Millions)
Audit Fees	$ 2,295
All Other Fees	$ 2,516

** Dominion did not pay fees for Financial Information Systems Design and Implementation.*

OTHER INFORMATION

Matters Before the 2001 Annual Meeting

The management and directors are not aware of any matters that may come before the Annual Meeting other than the matters disclosed in this proxy statement.

Proposals for the 2002 Annual Meeting

Under our Bylaws, if you wish to bring any matter (other than shareholder nominations of director candidates) before the 2002 Annual Meeting, you must notify the Corporate Secretary in writing no later than January 29, 2002. Regarding each matter, the notice must contain:

- a brief description of the business to be brought before the Annual Meeting, including the complete text of any related resolutions to be presented and the reasons for conducting such business at the meeting;
- the name and address of record of the shareholder proposing such business;
- the class and number of shares of stock that are beneficially owned by the shareholder; and
- any material interest of the shareholder in such business.

If you do not provide the proper notice by January 29, 2002, the Chairman of the meeting may exclude the matter, and it will not be acted upon at the meeting. If the Chairman does not exclude the matter, the proxies may vote in the manner they believe is appropriate, as the Securities and Exchange Commission's rules allow.

For a shareholder proposal to be considered for possible inclusion in the 2002 Proxy Statement, the Corporate Secretary of Dominion must receive it no later than November 17, 2001. Dominion plans to hold its 2002 Annual Meeting on April 26, 2002.

2000 Form 10-K

You may request, without charge, a copy of Dominion's Annual Report filed with the Securities and Exchange Commission for 2000 on Form 10-K, excluding exhibits, by:

1. *writing to the*
   Corporate Secretary
   Dominion Resources, Inc.
   P.O. Box 26532
   Richmond, Virginia 23261;
2. *sending us an e-mail at*
   dominion_resources@dom.com; *or*
3. *calling us at*
   804-819-2000.

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Dominion Resources, Inc.

P.O. Box 26532

Richmond, Virginia 23261-6532

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

January 18, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Dominion Resource's Request for No-Action Advice Concerning the United Brotherhood of Carpenter Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenter Pension Fund's ("Fund") hereby submits this letter in reply to Dominion Resources, Inc. ("Company") Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

The Fund's Proposal requests that the Board of Directors adopt a policy stating that the public accounting firm retained by our Company to provide audit services should not also be retained to provide non-audit services. For the reasons discussed below, the Company's request should be denied and the Proposal should be included in its proxy materials.

1. The Company fails to meet its burden of persuasion that the Proposal is a violation of law so the Proposal cannot be excluded under Rule 14a-8(i)(2)

The Company argues that adoption of the Proposal would cause the Company to violate applicable securities laws, rendering the Proposal excludable under Rule 14a-8(i)(2).
The Company argues that it needs its auditor to provide non-audit services in order to comply with applicable securities law requirements. According to the Company, the

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Proposal would prevent if from complying with various disclosure obligations under applicable law.

The basis for this argument is the Company's contention that the Proposal would prohibit the Company from retaining the accounting firm that audits its financial statements to perform any non-audit service. This argument depends entirely on the Company's incorrect assumption that the Proposal rigidly and unreasonably defines audit and non-audit services, but it does not. Instead, the Proposal requests the board of directors to establish a policy that the public accounting firm retained to provide audit services should not be retained to provide non-audit services to the company. A board's adoption of such a policy in response to a strong shareholder vote would not force a company to violate securities regulations regarding auditor consents to the use of their reports concerning the company's financial statements. The board, should it choose to implement a policy such as that called for in the Proposal, would be free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of auditor independence. Consistent with the board's obligation to fashion such a policy would be its ability and, indeed, responsibility to adopt definitions of audit and non-audit services that ensures the Company and its auditors comply with all applicable laws and regulations.[1]

2. The Company fails to meet its burden of persuasion that it lacks the power or authority to implement the Proposal so the Proposal cannot be excluded under Rule 14a-8(i)(6)

The Company next argues that it may exclude the Proposal under Rule 14a-8(i)(6) because it does not define what activities fall into the category of audit services and which activities constitute non-audit services. It is argued that the disclosure rules adopted by the Commission in 2000, which require disclosure of audit and other fees, also do not contain definitions on these terms, and while the SEC has provided some guidance there is clear disagreement on the definition of certain terms.

This argument misses the mark for it fails to address the Proposal the Fund has submitted. The Fund submitted a precatory proposal asking the board of directors to adopt a policy to deal with this issue. The board, under our Proposal, has the power to define audit and non-audit services. While there is disagreement in many quarters as to the scope of what constitutes "non-audit services," the Proposal cannot be expected to contain a full categorization of the wide range of services provided by audit firms to companies. Should a company's board chose to adopt an auditor independence policy that limits the non-audit services provided by the company's audit firm, it would clearly be prudent to define those services that are held to constitute "audit services" and "non-audit services" for the purpose of setting limits on the services provided by the company's auditor.

---

[1] We note that pursuant to Rule 14a-8(g), the burden is on the company to demonstrate that it is entitled to exclude a proposal. The Proposal does not provide a narrow definition of "audit services" that would preclude engaging the auditor to provide required services. Indeed, we explain that it is the intent of the Proposal for the Board to define such terms. In such a case, the Company fails to satisfy its burden.

3. **The Company fails to meet its burden of persuasion that the Proposal deals with a matter relating to the Company's ordinary business operations so the Proposal cannot be excluded under Rule 14a-8(i)(7)**

The Company argues that the Proposal may be excluded because it deals with a matter related to the Company's ordinary business. The Staff of the Division of Corporate Finance recently rejected this argument in *The Walt Disney Company* (December 18, 2001. *Disney* provides in pertinent part:

> The proposal requests that the board of directors adopt a policy that would prohibit Disney's independent accountants from providing non-audit services to the Company. We are unable to concur in your view that Disney may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. **In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy issues**, we do not believe that Disney may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7). (emphasis added).

The Proposal the Fund submitted to the Company is the same proposal as that submitted to Disney. The essence of the Company's argument is the same as that advanced by Disney. And the result, rejection of this argument by the Staff, should be the same. While some may attempt to distinguish *Disney*, the result must be the same for the Fund's Proposal so clearly does not seek to micromanage the Company's business or otherwise infringe on ordinary business matters. The significant policy issues raised by this Proposal deserve to be presented to shareholders so that they may express their view to the board.

For these reasons, the Company's request should be denied and the Fund's proposal should be included in its 2002 proxy materials.

Sincerely,

Ed Durkin

Edward J. Durkin
Corporate Governance Advisor

Cc: Patricia A. Wilkerson

Patricia Wilkerson
Vice President and Corporate Secretary

120 Tredegar Street, Richmond, VA 23219
Phone: 804-819-2120, Fax: 804-819-2638

Mailing Address: P.O. Box 26532
Richmond, VA 23261

Dominion℠

February 1, 2002

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

RE: Dominion Resources, Inc. - Omission of Shareholder Proposal under SEC Rule 14a-8(i)(10) – Substantially Implemented

Ladies and Gentlemen:

Dominion Resources, Inc. ("Dominion") is supplementing our letter dated December 27, 2001 requesting that the staff of the Division of Corporation Finance concur with our view that we may omit from our proxy statement a shareholder proposal and supporting statement (the "Proposal") from Mr. Douglas J. McCarron on behalf of the United Brotherhood of Carpenters and Joiners of America (the "Fund"). The Proposal requests the board of directors to adopt a policy "stating that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company." On January 18, 2002, the Fund sent a letter to the Staff responding to our December 27, 2001 letter (the "Response"). While we do not think it is necessary to respond point by point to the Response, we would like to supplement our initial letter to the Staff to address another exclusionary basis for the Proposal based on the Response.

<u>The Proposal has been substantially implemented and therefore may be excluded under Rule 14a-8(i)(10).</u>

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the proposal has been substantially implemented. In the Response, the Fund states that the purpose of the Proposal is auditor independence, and that Dominion's Board, in adopting a policy to achieve that purpose, would be responsible for defining the terms "audit" and "non-audit" in a manner that allows the company and its auditors to comply with all applicable laws and regulations. Furthermore, the letter suggests that the definition of audit services could reasonably include all of the functions we discussed in our original letter under our Rule 14a-8(i)(6) argument. In oral conversations with myself and our chief accounting officer, the Fund's representatives have agreed with Dominion's opinion that we have either legal or sound business reasons to use our auditors in each of the capacities we currently use them.

We have a policy that does not allow for us to use our auditors for any non-audit function without first obtaining the approval of our Audit Committee. Our standing board resolution requiring our Audit Committee to approve any engagement of our auditors for any "non-audit related services" defines the term non-audit for our company. The Fund's January 18, 2002 letter states that the board, under the Fund's proposal, would have the power to define audit vs. non-audit. It has done so already in our standing resolution. We have enclosed the resolution for your reference.

The Proposal's purpose, as evidenced by the Fund's most recent letter to the SEC, is to ensure that the Board monitors the services provided by our independent auditors to ensure that they are in fact independent. They state that the Board would be "free to exercise its discretion and authority to put in place a policy that best accomplishes the policy's stated goal of auditor independence." Through our compliance with the New York Stock Exchange auditor independence rules, the SEC's rules regarding auditor independence and our own standing Board resolution regarding auditor independence, we have ensured that our auditors are in fact independent within the meaning of all applicable laws, regulations and corporate policy. Furthermore, the auditors are required to comply with Independence Standards Board Standard No. 1 ("ISB No. 1"). Finally, as evidenced by the Audit Committee Report recently approved for this year's proxy, it is the Committee's "practice to review with management any significant engagements with the company's independent auditors that are not audit-related" and to discuss "with our independent auditors the issue of their independence". We have also enclosed a copy of this report for your reference. Therefore, we believe that the Proposal, which asks for the Board to establish a policy to ensure auditor independence, has been substantially implemented by our company and is therefore moot.

The Staff has stated that "a determination that the Company has substantially implemented the proposal depends on whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." Texaco, Inc. (available March 28, 1991). We believe that our current practice, policy and procedures compare favorably with the Fund's Proposal and address its purpose. We have substantially implemented what is being requested through our board resolution, corporate practice and compliance with law, and therefore the Proposal may be omitted.

Conclusion

For the reasons set forth above and the reasons stated in our December 27, 2001 letter, we hereby request that the Division of Corporation Finance concur with our view that the Proposal may be omitted from our proxy materials and advise us that it will not recommend any enforcement action be taken against us for omitting the Proposal. We continue to have conversations with the

Fund's representatives, and by copy of this letter we invite them to consider withdrawing the Proposal based on the additional reasons set forth in this letter.

If you have any questions or need additional information, please call me at (804) 819-2120, or in my absence, Carter Reid, Managing Counsel, at (804) 819-2144.

Sincerely yours,

Patricia A. Wilkerson
Vice President & Corporate Secretary

cc: Mr. Douglas J. McCarron
Mr. Ed Durkin
United Brotherhood of Carpenters and Joiners of America

AUDIT COMMITTEE REPORT

Our Committee reviews Dominion's financial reporting process on behalf of the company's Board of Directors. Management has the primary responsibility for the financial statements and the reporting process, including the system of internal controls.

Communication with Management and Independent Auditors

During the year, it is our practice to review and discuss the following with management and the independent auditors:

- Year-end results prior to public disclosure.
- Risk management policies, procedures and guidelines implemented by Dominion's financial management group to manage and mitigate business and financial risks. The Board has further expanded their oversight with the establishment of a Risk Oversight Committee charged with reviewing the company's trading activities.
- Dominion's compliance program established by the company's law department to educate employees and promote lawful and ethical behavior.

In addition, on a quarterly basis, the Chair of our committee meets with management and the independent auditors to discuss quarterly results before public disclosure.

With this background, management has represented that Dominion's consolidated financial statements were prepared in accordance with generally accepted accounting principles. We reviewed and discussed the consolidated financial statements with management and the independent auditors. In accordance with the requirements established by the Statement on Auditing Standards No. 61, *Communication with Audit Committees* (as amended by Auditing Standards 89 and 90), this discussion included a review of significant accounting estimates and controls, and the quality of Dominion's accounting principles.

Independence of the Auditors and the Committee

It is our practice to review with management any significant engagements with the company's independent auditors that are not audit-related. We also discuss with Dominion's internal and independent auditors the overall scopes and plans for their respective audits. At each of our meetings, we meet with the internal and independent auditors, with and without management present, to discuss the results of their examinations, the evaluations of Dominion's internal controls, and the overall quality of its financial reporting.

We have received a letter from our independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions*

with Audit Committees and have discussed with our independent auditors the issue of their independence from Dominion, including any non-audit services performed by them.

2001 Consolidated Financial Statements
Relying on these reviews and discussions, we recommended to the Board of Directors, and the Board approved, that the audited financial statements be included in Dominion's Annual Report on Form 10-K for the year ended December 31, 2001, for filing with the Securities and Exchange Commission.

S. Dallas Simmons, Chair
John W. Harris
Margaret A. McKenna
Steven A. Minter

January 21, 2002

DOMINION RESOURCES, INC.

TRANSCRIPT FROM MINUTES OF BOARD OF DIRECTORS' MEETING

AUGUST 21, 1987

****

RESOLVED, that management is directed to obtain the approval of the Audit Committee of the Board of Directors before retaining for non-audit related services the independent accounting firm employed by Dominion Resources, Inc. or any subsidiary. Non-audit related services are defined to be other than services rendered with respect to the annual audit, the management letter, financings, Securities and Exchange Commission practice, due diligence activity with respect to acquisitions, divestitures and investments, regulatory matters, and tax advisory services. Management consulting services rendered with respect to computer systems, management structure and information, strategic or financial planning, compensation and benefits, or other significant one-time studies are included within the definition of non-audit related services.

****

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

February 5, 2002

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Response to Dominion Resources, Inc.'s Request for No-Action Advice Concerning the United Brotherhood of Carpenters Pension Fund's Shareholder Proposal

Dear Sir or Madam:

The United Brotherhood of Carpenters Pension Fund (the "Fund") is submitting this reply letter in response to Dominion Resources, Inc.'s ("Dominion" or "the Company") letter of February 1, 2002, supplementing its Request for No-Action Advice concerning the shareholder proposal ("Proposal") and supporting statement our Fund submitted to the Company for inclusion in its 2002 proxy materials. Pursuant to Rule 14a-8(k), six paper copies of the Fund's response are hereby included and a copy has been provided to the Company.

In its most recent reply, the Company asserts an additional basis for exclusion – Rule 14a-8(i)(10) -- that it failed to raise in its earlier No-Action Request. The Company argues that the Proposal has been substantially implemented and thus may be excluded. A review of the text of the Proposal and the arguments the Fund raised in our first reply to the Company's No-Action Request demonstrates that the Proposal has not been implemented and should be included in the Company's 2002 proxy materials.

The Proposal provides as follows:

> Resolved, that the shareholders of Dominion Resources, Inc. ("Company") request that the Board of Directors adopt a policy stating that the public

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company.

The Proposal quite clearly requests that the Company's board establish a policy that the auditors should not also be retained to provide non-audit services. The Company has not substantially implemented such a system. Rather, as stated in the Company's February 1, 2002, letter:

> We have a policy that does not allow for us to use our auditors for any non-audit function without first obtaining the approval of our Audit Committee.

Dominion's system of utilizing its auditors to provide non-audit services once the Audit Committee has approved that provision of services cannot reasonably be equated with a system prohibiting the auditors from providing non-audit services.

Dominion attempts to equate these two very different systems by taking certain points raised in the Fund's response to its No-Action Request out of context. Dominion argued in its first No-Action Request that the Proposal could be omitted under Rules 14a-8(i)(2) because the Proposal would cause the Company to violate federal law since applicable federal law requires the auditors to perform certain work that, according to Dominion, "would be considered 'non-audit." In addition, Dominion argued the Proposal would also be excludable under Rule 14a-8(i)(6) since it would lack the power to implement it, again because the Proposal would purportedly cause it to violate applicable law. In response, we noted that the Proposal asked Dominion's board to adopt a policy keeping its auditors from performing non-audit work and that in the course of fashioning such a policy its board could define "audit services" in a manner that would resolve the dilemna Dominion was fashioning for itself. Since Dominion bears the burden of persuading SEC Staff that the Proposal is impossible to implement, we submit that the solution fashioned in our response defeats Dominion's argument.

Dominion now makes the great leap in logic to argue that because the Fund acknowledged the obvious fact that the board has the power to define audit services to encompass the discrete category of services required by law to be performed by its auditors that somehow Dominion's policy of Audit Committee pre-approval of its auditors providing non-audit services is the same as banning auditors from providing those services. It is not.

Finally, the Fund briefly notes that it is inappropriate for the Company to purport to speak for the Fund, as it does when it incorrectly asserts that "the Fund's representatives have agreed with Dominion's opinion that we have either legal or sound business reasons to

use our auditors in each of the capacities we currently use them." While certain comments may have been made acknowledging that the Fund understands the Company's basis for its position, the Fund does not agree with Dominion's system.

The Company's No-Action Request should be denied for the Company's requirement that its Audit Committee pre-approve its auditors providing non-audit services is light years removed from banning its auditors from providing those services.

Sincerely,

Edward J. Durkin

Cc: Patricia Wilkerson - Dominion

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 10, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dominion Resources, Inc.
Incoming letter dated December 27, 2001

The proposal requests that the board of directors adopt a policy "that the public accounting firm retained by our Company to provide audit services, or any affiliated company, should not also be retained to provide non-audit services to our Company."

We are unable to concur in your view that Dominion Resources may exclude the proposal under rules 14a-8(i)(2) or 14a-8(i)(6). Accordingly, we do not believe that Dominion Resources may omit the proposal from its proxy materials in reliance on rules 14a-8(i)(2) or 14a-8(i)(6).

We are unable to concur in your view that Dominion Resources may exclude the proposal under rule 14a-8(i)(7). That provision permits the omission of a proposal that deals with a matter relating to the ordinary business operations of a registrant. In view of the widespread public debate concerning the impact of non-audit services on auditor independence and the increasing recognition that this issue raises significant policy considerations, we do not believe that Dominion Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

We are unable to concur in your view that Dominion Resources may exclude the proposal under rule 14a-8(i)(10). Accordingly, we do not believe that Dominion Resources may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Jonathan Ingram
Special Counsel